Exhibit 99.1

Sify Technologies Limited

Regd. Office: 2nd Floor, TIDEL Park, 4, Rajiv Gandhi Salai
Taramani, Chennai 600 113, India.

NOTICE

NOTICE is hereby given that the Seventeenth Annual General Meeting of the Company will be held on Monday, September 23, 2013 at 11.00 A.M. at the Registered Office of the Company at 2nd Floor, TIDEL Park, 4, Rajiv Gandhi Salai, Taramani, Chennai  600 113, India.

Ordinary Business

1.	To receive, consider and adopt the audited Balance Sheet as of March 31, 2013 and the Profit and Loss Account, the Auditors’ Report and the Directors’ Report for the year ended March 31, 2013.

2.	To appoint a Director in the place of Dr T H Chowdary, who retires by rotation, and being eligible, offers himself for reappointment.

3.
To appoint M/s ASA & Associates, Chartered Accountants, Chennai, bearing Registration  No. 009571N, as the Statutory Auditors of the Company to hold office from the conclusion of this Annual General Meeting until the conclusion of the next Annual General Meeting on a remuneration Rs.22 lakhs exclusive of Service Tax.

Special Business

4.	Appointment of Mr C E S Azariah, as a Director.

To consider and if thought fit to pass with or without modifications, the following Resolution as an Ordinary Resolution:

RESOLVED THAT Mr C E S Azariah, who was appointed as an Additional Director of the Company by the Board and who ceases to hold office under Section 260 of the Companies Act, 1956, and in respect of whom a notice under Section 257 of the Companies Act, 1956, has been received by the Company proposing his candidature for the office of Director, be and is hereby appointed as a Director of the Company, liable to retire by rotation.

Chennai	By Order of the Board
July 18, 2013	For Sify Technologies Limited

L V Veeranjaneyulu Y
Company Secretary

Notes:

1.
A member entitled to attend and vote at the meeting is entitled to appoint a Proxy to attend and vote on his behalf and such proxy need not be a member of the Company.  Proxies, in order to be effective, must be received by the Company not less than 48 hours before the commencement of the meeting.

2.	An Explanatory Statement pursuant to Section 173(2) of the Companies Act, 1956, setting out all material facts in respect of Item 4 is annexed hereto.

Explanatory Statement pursuant to Section 173(2) of the Companies Act, 1956.

In accordance with Section 173(2) of the Companies Act, 1956, the following information is given in respect of the proposed resolution set out in the Notice to the shareholders of the Seventeenth Annual General Meeting of the Company to be held on September 23, 2013.

Item No. 4

Mr C E S Azariah was appointed as an Additional Director of the Company with effect from March 25, 2013 and shall hold office up to the date of the Seventeenth Annual General Meeting.  Notice has been received from a member under Section 257 of the Companies Act, 1956, along with the deposit amount of Rs.500/- each, proposing the candidature of Mr C E S Azariah, under the relevant provisions of the Companies Act, 1956.

Memorandum of interest

Mr C E S Azariah is interested in the item as it relates to his appointment.

No other Director is interested or concerned in the resolution.

Your Directors recommend the resolution set out under Item No. 4 for your approval.

Chennai	By Order of the Board
July 18, 2013	For Sify Technologies Limited

L V Veeranjaneyulu Y
Company Secretary

Sify Technologies Limited

Regd. Office: TIDEL Park, 2nd Floor, 4, Rajiv Gandhi Salai
Taramani, Chennai 600 113

PROXY FORM

Annual General Meeting 2013

DP ID:

Client ID:

Folio No:

No. of shares:

I / We ……………………………………………………… of ………………………………. in the district of  …………………………………….  being a member / members of the above named Company, hereby appoint Mr / Ms.  …………………………………………………   in the district of ………………………  or failing him / her …………………………………………………   in the district of ………………………as my / our Proxy to attend and vote for me / us on my / our behalf at the Seventeenth Annual General Meeting of the Company to be held at the Registered Office at Tidel Park, 2nd  Floor, 4,  Rajiv Gandhi Salai, Taramani,  Chennai         600 113,  on Monday, September 23, 2013 at 11.00 A.M. and at any adjournment thereof.

Signed this ………………..  day of ………………………………….2013.

Address:

Signature:

Note:
The proxy form duly completed and signed must be deposited at the Registered Office at Tidel Park, 2nd Floor, Rajiv Gandhi Salai, Taramani, Chennai 600 113, India, not less than 48 hours before the time for holding the meeting.  A proxy need not be a member.

Sify Technologies Limited

Regd. Office: TIDEL Park, 2nd Floor, 4, Rajiv Gandhi Salai
Taramani, Chennai 600 113, India

ATTENDANCE SLIP

Full Name of the Shareholder (in block letters)	Signature

Folio No.	No. of shares:

DP ID.	Client ID.

Full Name of the Proxy (in block letters)	Signature

Note:	Shareholders attending the meeting in person or by proxy are requested to complete the attendance slip and hand it over at the entrance of the meeting hall.